Exhibit 99.1

JA Solar Commences Shipments of 35MW of Solar PV Modules to Siemens in Israel

SHANGHAI, China, March 12, 2013 - JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has commenced shipments of 35MW of solar PV modules to Siemens for five solar projects in Israel, of which three are located in the Arava Desert and two are in the Negev Desert. Arava Power Company is the owner of the projects and Siemens is the engineering, procurement and construction (EPC) service provider.

Under the terms of the agreement, the Company will supply Siemens with a total of 122,936 high-efficiency polycrystalline PV modules, each with an average output of 290 Wp. Delivery of the modules commenced in January and is expected to be completed by May of this year.

“The abundance of solar energy in the Arava and Negev deserts makes PV modules the ideal solution to fulfill local electricity needs, and JA Solar’s durable, high-performance modules are well suited to such a demanding environment,” said Mr. Baofang Jin, CEO of JA Solar. “This deal marks an important milestone for JA Solar in Israel, which has a strong tradition of seeking alternative energy sources. We will continue to expand our footprint in the Middle East by offering more customers the high-quality, cost-effective products they need to utilize the rich solar resources in the region.”

Mr. Jin added, “We are delighted to be working with such a globally renowned solar systems player as Siemens, and we hope this latest cooperation will be the start of a long and fruitful relationship.”

About JA Solar

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules which it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

The JA Solar Holdings Co., Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8631

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com